SSY FINANCE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSY Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Columbus Circle, Suite 1503
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Grenier 646-200-2158
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Avenue, Suite 200	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Benjamin Grenier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSY Finance LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Sean T. Clancy
Notary Public-Connecticut
My Commission Expires
February 28, 2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSY FINANCE LLC

DECEMBER 31, 2020

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm……………………………………………………..1

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of SSY Finance LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SSY Finance LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SSY Finance LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SSY Finance LLC's management. Our responsibility is to express an opinion on SSY Finance LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SSY Finance LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Friedman LLP

We have served as SSY Finance LLC's auditor since 2020.

East Hanover, New Jersey
February 23, 2021

1

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide. DFK INTERNATIONAL

SSY FINANCE LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	167,029
Prepaid expenses and other assets		16,721
Total assets	$	**183,750**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to member	$	73,207
Total liabilities		73,207
Commitments		
Member's equity		110,543
Total liabilities and member's equity	$	**183,750**

SSY FINANCE LLC

NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2020

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

SSY Finance LLC (the "Company") was established on March 28, 2019 and is a wholly owned subsidiary of SSY Finance LLP (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), as of June 22, 2020. The Company provides its global clients in the transportation sector, with capital raising and financial advisory services, including access to the U.S. capital markets through equity and debt placements, mergers and acquisition and restructuring services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
As a single member limited liability company, the Company does not incur any liability for federal or state income taxes because all income, deductions and credits are reportable by its member.

Concentration of risk
The Company's cash deposits are held by one financial institution and therefore, are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000.

3. RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, the Company reimburses the Parent for allocated administration fees, office, insurance, research and communication expenses paid for by the Parent. These charges are updated periodically, and determined based on percentages of personnel time and other factors.

The Company had recorded a due to member in the amount of $73,207 related to unpaid allocated expenses as of December 31, 2020. Amounts due to member are non-interest bearing and are due on demand.

3. **RELATED PARTY TRANSACTIONS** *(continued)*

The Company participates in the Parent's benefit plan. For the year ended December 31, 2020, the Parent charged the Company approximately $6,000 for such expenses and the balance remains unpaid and recorded as part of the due to member balance on the statement of financial condition.

4. **REGULATORY REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 ("The Rule") of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 12 ½ % of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $88,822, which exceeded the required minimum net capital of $9,151 by $79,671. Aggregate indebtedness at December 31, 2020 totaled $73,207. The Company's percentage of aggregate indebtedness to net capital was 82.42%.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company carries no margin accounts and does not otherwise hold funds or securities for, or owe money or securities to customers.

5. **COMMITMENTS**

The Company has entered into a month-to-month based occupancy agreement for office space.